Brainsway Ltd.
19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

October 6, 2021

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

RE:	Brainsway Ltd.
Registration Statement on Form F-3
Filed September 17, 2021
File No. 333-259610

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Brainsway Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 to 4:00 p.m., Eastern Time on October 8, 2021, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Gross & Co., attention: Oded Bejarano at (972) 3-6074547.

Very truly yours,

Brainsway Ltd.

By:	/s/ Scott Areglado
Scott Areglado
Senior Vice President and Chief Financial Officer